ImmunoCellular Therapeutics, Ltd.

1999 Avenue of the Stars, 11th Floor,	David Wohlberg, President
Los Angeles, California 90067	(310) 789-1213

May 29, 2007

VIA ELECTRONIC TRANSMISSION AND FACSIMILE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	ImmunoCellular Therapeutics, Ltd. – Amended Registration Statement on Form SB-2 – Filed May 25, 2007—Registration No. 333-140598

Ladies and Gentlemen:

On behalf of ImmunoCellular Therapeutics, Ltd., a Delaware corporation (the “Company”), the undersigned hereby requests that the Securities and Exchange Commission issue an order declaring the above-referenced Registration Statement effective at 9:00 a.m., Washington, D.C. time, on June 4, 2007, or as soon thereafter as is practicable.

The Company. hereby acknowledges that:

1. Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, that act will not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and

The Company also understands that this request for acceleration will be considered a confirmation of its awareness of its obligations under the Securities Act of 1933 and the Securities Exchange Act of 1934 with respect to the offering of securities pursuant to the Registration Statement.

Very truly yours,

/s/ David Wohlberg
David Wohlberg, President
ImmunoCellular Therapeutics, Ltd.